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                                                              Exhibit 99 (a)(17)

       CTS ANNOUNCES REPRESENTATION ON DYNAMICS BOARD


     Elkhart, Indiana, June 23, 1997. CTS Corporation (NYSE: CTS) has announced that Dynamics Corporation of America (NYSE: DYA) has increased the size of its Board of Directors on Friday from nine to thirteen and has elected four designees of CTS as directors. The new members of the Dynamics board are all officers of CTS: Joseph P. Walker, Chairman, President and Chief Executive Officer, Jeannine M. Davis, Vice President, General Counsel and Secretary, Stanley J. Aris, Vice President--Finance and George T. Newhart, Controller.

     CTS is a diversified manufacturer of electronic and electromechanical components for the automotive, computer equipment, communications equipment, instruments and controls, defense and aerospace, and consumer electronics markets. Headquartered in Elkhart, Indiana, CTS operates manufacturing plants in the United States and abroad.

     Dynamics is a diversified company which manufactures electronic components, mobile vans and transportable shelters for specialized electronic and medical diagnostic equipment, portable electric housewares and commercial appliances, air distribution equipment, specialized air-conditioning equipment and generator sets. Dynamics currently holds a 44.0% stake in CTS.